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                      UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

                      SCHEDULE 13G

         Under the Securities Exchange Act of 1934
               (Amendment No.              )*

                 Tele-Communications, Inc.
- -----------------------------------------------------------------
                    (Name of Issuer)

 Class B 6% Cumulative Redeemable Exchangeable Junior Preferred
                    Stock, $.01 par value
- -----------------------------------------------------------------
                   (Title of Securities)

                        87924V309
- -----------------------------------------------------------------
                     (CUSIP Number)


Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87924V309     13G      Page    2    of   7   Pages
         ------------                   ----     -----


- ----------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Salomon Inc
          22-1660266
- ----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a) [ ]
                                                 (b) [X]
- ----------------------------------------------------------------
3    SEC USE ONLY


- ----------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware

- ----------------------------------------------------------------
               5    SOLE VOTING POWER

NUMBER OF                ---

SHARES
- ---------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY                 150,142
- ----------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER

REPORTING                ---

PERSON
- ----------------------------------------------------------------
WITH           8    SHARED DISPOSITIVE POWER

                         150,142

- ----------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          150,142

- ----------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES* [  ]


- ----------------------------------------------------------------
11   PERCENT REPRESENTED BY AMOUNT IN ROW 9

          9.3%

- ----------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

           HC, CO

- ----------------------------------------------------------------
              *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:

               Tele-Communications, Inc. ("TCI")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               5619 DTC Parkway
               Englewood, Colorado  80111

Item 2(a).     Name of Person Filing:

               Salomon Inc

Item 2(b).     Address or Principal Office or, if none,
               Residence:

               Seven World Trade Center
               New York, New York  10048

Item 2(c).     Citizenship or Place of Organization:

               Delaware

Item 2(d).     Title of Securities:

               This Statement relates to Class B 6% Cumulative
               Redeemable Exchangeable Junior Preferred Stock,
               $.01 par value (the "6% Preferred Stock")

Item 2(e).     CUSIP Number:

               87924V309

Item 3.        If this statement is filed pursuant to Rules
               13d-1(b) or 13d-2(b), check whether
               the person filing is a:

               (a)  [  ] Broker or Dealer registered under
                    Section 15 of the Act;

               (b) [ ] Bank as defined in Section 3(a)(6) of the Act;

               (c)  [  ] Insurance Company as defined in Section
                    3(a)(19) of the Act;

               (d)  [  ] Investment Company registered under
                    Section 8 of the Investment Company Act;

               (e)  [  ] Investment Adviser registered under
                    Section 203 of the Investment Advisers Act of 1940;

               (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                    1974 or Endowment Fund; see Section
                    240.13d-1(b)(1)(ii)(F);

               (g) [X] Parent Holding Company, in accordance with Section 240.13d-1(b)(1)(ii)(G);

               (h)  [  ] Group, in accordance with
                    Section 240.13d-1(b)(1)(ii)(H).

Item 4.        Ownership.

               (a)  Amount Beneficially Owned as of July 18,
               1996:  150,142 shares.

               (b)  Percent of 6% Preferred Stock:  The
                    percentage of outstanding 6% Preferred Stock beneficially owned is 9.3%. Salomon Inc disclaims that the 6% Preferred Stock represents a "class".

               (c) Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
                    --

              (ii)  shared power to vote or to direct the vote:
                    150,142

             (iii)  sole power to dispose or to direct the
                    disposition of:  --

              (iv)  shared power to dispose or to direct the
                    disposition of:  150,142

          As of August 31, 1994, Salomon Brothers Inc ("SBI"), a wholly-owned subsidiary of Salomon Inc, directly beneficially owned 177,000 shares of 6% Preferred Stock, and Salomon Brothers Asset Management, Inc ("SBAM"), a wholly-owned subsidiary of Salomon Inc, directly beneficially owned 10,000 shares of 6% Preferred Stock. After giving effect to the completion of the exchange offer of the 6% Preferred Stock for Liberty Media Class E Cumulative Redeemable Exchangeable Junior Preferred Stock (the "Liberty Stock"), 1,675,096 shares of 6% Preferred Stock were outstanding, based on the number of shares of Liberty Stock reported to be outstanding in TCI/Liberty Holding Company's Registration Statement on Form S-4 filed on June 23, 1994. Based on such information, the 10,000 shares of 6% Preferred Stock beneficially owned by SBAM represented less than 1% of the 6% Preferred Stock outstanding, the 177,000 shares of 6% Preferred Stock beneficially owned by SBI represented approximately 10.6% of the 6% Preferred Stock outstanding and the 187,000 shares of 6% Preferred Stock indirectly beneficially owned by Salomon Inc represented 11.2% of the 6% Preferred Stock outstanding.

          As of December 31, 1994, SBI directly beneficially owned 247,000 shares of 6% Preferred Stock, and SBAM directly beneficially owned 10,000 shares of 6% Preferred Stock. 1,675,096 shares of 6% Preferred Stock were reported to be outstanding in TCI's Annual Report on Form 10-K for the period ended December 31, 1994. Based on such information, the 10,000 shares of 6% Preferred Stock beneficially owned by SBAM represented less than 1% of the 6% Preferred Stock outstanding, the 247,000 shares of 6% Preferred Stock beneficially owned by SBI represented 14.7% of the 6% Preferred Stock outstanding and the 257,000 shares of 6% Preferred Stock indirectly beneficially owned by Salomon Inc represented 15.3% of the 6% Preferred Stock outstanding.

          As of December 31, 1995, SBI directly beneficially owned and Salomon Inc indirectly beneficially owned 250,142 shares of 6% Preferred Stock, representing 15.4% of the 1,620,026 shares of 6% Preferred Stock reported to be outstanding in TCI's Annual Report on Form 10-K for the period ended December 31, 1995.

          On July 18, 1996, SBI sold 100,000 shares of 6% Preferred Stock, after which SBI directly beneficially owned and Salomon Inc indirectly beneficially owned 150,142 shares of 6% Preferred Stock, representing 9.3% of the 1,620,026 shares of 6% Preferred Stock reported to be outstanding in TCI's Annual Report on Form 10-K for the period ended December 31, 1995.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.

          Salomon Inc is filing this Statement on Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) under the Securities Exchange Act of 1934, as amended. See
          Exhibit 1.

          The filing of this Schedule 13G shall not be construed as an admission that Salomon Inc or SBI is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), a beneficial owner of more than five per cent of a class of equity securities of TCI or subject to the provisions of Section 13 or 16 of the Exchange Act by virtue of its ownership of shares of 6% Preferred Stock; it being understood that, without limitation of the foregoing, Salomon Inc hereby disclaims that the 6% Preferred Stock is an equity security or a separate class of equity security within the meaning of Section 13(d) of the Exchange Act and that Salomon Inc or SBI is required to report its ownership of the 6% Preferred Stock under Section 13 or 16 of the Exchange Act.

Item 8.   Identification and Classification of Members of the
          Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    July 31, 1996

                         SALOMON INC

                         By   /s/  Arnold S. Olshin
                           --------------------------
                            Name:  Arnold S. Olshin
                            Title:  Secretary
EXHIBIT 1

          Salomon Brothers Inc ("SBI"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is a Delaware corporation. Salomon Brothers Asset Management Inc ("SBAM"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, is a Delaware corporation. Each of SBI and SBAM is a wholly-owned subsidiary of Salomon Brothers Holding Company Inc ("SBHC"), which in turn is a Delaware corporation that is a wholly-owned subsidiary of Salomon Inc. The principal places of business of SBI, SBAM and SBHC are located at Seven World Trade Center, New York, New York 10048. Salomon Inc is filing this Statement on Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) under the 1934 Act as a "parent holding company" of SBI and SBAM in order to report (x) the direct beneficial ownership by SBI and SBAM of the Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, $.01 par value (the "6% Preferred Stock"), of Tele-Communications, Inc. and (y) the indirect beneficial ownership by SBHC and Salomon Inc of the 6% Preferred Stock directly beneficially owned by SBI and SBAM.

          The filing of this Schedule 13G shall not be construed as an admission that Salomon Inc, SBHC or SBI is, for purposes of
Section 13(d) or 13(g) of the Exchange Act, a beneficial owner of more than five per cent of a class of equity securities of TCI or subject to the provisions of Section 13 or 16 of the Exchange Act by virtue of its ownership of shares of 6% Preferred Stock; it being understood that, without limitation of the foregoing, Salomon Inc, SBHC and SBI hereby disclaim that the 6% Preferred Stock is an equity security or a separate class of equity security within the meaning of Section 13(d) of the Exchange Act and that Salomon Inc, SBHC or SBI is required to report the ownership of the 6% Preferred Stock under the Exchange Act.